Exhibit 3
SECOND AMENDMENT TO
RIGHTS AGREEMENT
This Second Amendment to Rights Agreement dated as of September 25, 2007 (“Second Amendment”) amends that certain Rights Agreement (“Agreement”) dated as of December 15, 1999 by and between Consolidated Graphics, Inc., a Texas corporation (“Company”), and American Stock Transfer and Trust Company, a New York corporation (“Rights Agent”).
WHEREAS, the Board of Directors of the Company has determined that it would be in the best interests of the Company to amend the definition of Acquiring Person as used in the Agreement so that the percentage is the same as that required to call a special meeting of the shareholders in accordance with the bylaws of the Company;
WHEREAS, the Agreement permits the Company to amend the Agreement, without action of the holders of the Rights, if the Rights are then redeemable;
WHEREAS, the Rights are currently redeemable;
WHEREAS, the Rights Agent has agreed under the Agreement to execute any such amendment of the Agreement upon receipt of a certificate of an officer of the Company that the proposed amendment complies with Section 27 of the Agreement regarding supplements and amendments; and
WHEREAS, the Board of Directors of the Company has determined that this Amendment complies with Section 27 of the Agreement;
NOW THEREFORE, in consideration of the premises set forth above, the parties hereby agree as follows:
1. The first sentence of the definition of “Acquiring Person” in Section 1 of the Agreement is hereby amended by deleting the reference to 15%, replacing it with a reference to 10%, adding a new subclause (C) to avoid causing a person to become an Acquiring Person solely by reason of this Second Amendment and making such changes as are necessary to conform the remainder of the first sentence of the definition to the replacement of 15% with 10% and the addition of the new subclause (C), so that, following the due execution and delivery of this Second Amendment, the first sentence of the definition of “Acquiring Person” in Section 1 of the Agreement shall read as follows:
“Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 10% or more of the shares of the Common Stock of the Company then outstanding, but shall not include (i) any Exempt Person (as hereinafter defined), or (ii) any Person who or which, together with all Affiliates and Associates of such Person, would be an Acquiring Person solely by reason of (A) being the Beneficial Owner of shares of Common Stock, the Beneficial Ownership of which was acquired by such Person pursuant to any action or transaction or series of related actions or transactions approved by the Board of Directors before such Person otherwise became an Acquiring Person, (B) a reduction in the aggregate number of issued and outstanding shares of Common Stock pursuant to a transaction or a series of related transactions approved by the Board of Directors or (C) being the Beneficial Owner of 10% or more of the shares of Common Stock on the date of this Second Amendment; provided, however, that if a Person shall become the Beneficial Owner of 10% or more of the shares of Common Stock of the Company then outstanding by reason of subclause (A), (B) or (C) of clause (ii) above and shall thereafter become the Beneficial Owner of any additional shares of the Common Stock of the Company, then such Person shall be deemed to be an “Acquiring Person” unless upon consummation of the acquisition of such additional shares such Person does not own 10% or more of the Common Stock then outstanding or own a greater percentage of the Common Stock outstanding following such acquisition than such Person owned before such acquisition.”

2. Except as expressly modified by this Amendment, all of the terms, covenants, agreements, conditions and other provisions of the Rights Agreement shall remain in full force and effect in accordance with their respective terms. As used in the Agreement, the terms “this Agreement,” “herein,” “hereinafter,” “hereunder,” “hereto” and words of similar import shall mean and refer to, from and after the date of this Amendment, unless the context otherwise requires, the Agreement as amended by this Amendment.
3. Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings given to such terms in the Agreement.
4. This Amendment may be executed in one or more counterparts, and signature pages may be delivered by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective upon its execution by the parties hereto.
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IN WITNESS WHEREOF, the parties have executed and delivered this Amendment to the Agreement effective as of the date first above written.

COMPANY:

CONSOLIDATED GRAPHICS, INC.

By:	/s/ Joe R. Davis

Joe R. Davis, Chief Executive Officer

RIGHTS AGENT:

AMERICAN STOCK TRANSFER & TRUST CO.

By:	/s/ Wilbert Myles

Wilbert Myles, Vice President